UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Takung Art Co., Ltd

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87407Q207

(CUSIP Number)

July 10, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87407Q207	Page 2 of 5

1	NAMES OF REPORTING PERSONS Hui Ngai Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,939,521 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 2,939,521 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,939,521
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.22%[1]
12	TYPE OF REPORTING PERSON CO,OO

[1]	Beneficial ownership percentage is based upon (i) 11,208,882 shares of common stock issued and outstanding as of July 10, 2018, as reported by Issuer in its Form 10-Q for the quarter ended March 31, 2018.

CUSIP NO. 87407Q207	Page 3 of 5

Item 1.

a.	Name of Issuer:

The name of the issuer is Takung Art Co., Ltd (“Issuer”)

b.	Address of Issuer’s Principal Executive Offices:

Flat/RM 03-04 20/F Hutchison House 10 Harcourt Road, Central, Hong Kong

Tel. Number: +852 3158 0977

Item 2.

a.	Name of Person Filing:

b.	Address of Principal Business Office:

c.	Citizenship:

Hui Ngai Ma

2A, Block H3, Chi Fu Fa Yuen,

Pok Fu Lam,

Hong Kong SAR

Citizenship: Hong Kong SAR

d.	Title of Class of Securities:

Common Stock, $0.001 par value

e.	CUSIP Number:

87407Q207

Item 3.

Not Applicable.

Item 4.

Ownership:

a.	Amount Beneficially Owned:

As of the close of business on July 10, 2018:

Hui Ngai Ma beneficially owned 2,939,521 shares of the Issuer’s common stock.

b.	Percent of Class:

As of the closing of business on July 10, 2018, Hui Ngai Ma beneficially owned 2,939,521 shares of the Issuer’s common stock or 26.22% of the Issuer’s 11,208,882 issued and outstanding shares of common stock. The number of shares of the Issuer’s common stock issued and outstanding was determined based on 11,208,882 shares of common stock issued and outstanding as of July 10, 2018, as reported by Issuer in its Form 10-Q for the quarter ended March 31, 2018.

CUSIP NO. 87407Q207	Page 4 of 5

c.

Number of shares as to which Hui Ngai Ma has:

(i)	sole power to vote or to direct the vote of: 2,939,521 shares

(ii)	shared power to vote or to direct the vote of: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 2,939,521 shares

(iv)	shared power to dispose or to direct the disposition of: 0 shares

Item 5

Ownership of Five Percent or Less of Class: Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of another Person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. No one other person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8

Identification and Classification of Members of the Group: Not Applicable

Item 9

Notice of Dissolution of Group: Not Applicable

Item 10

Certification:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 87407Q207	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 26, 2019

/s/	Hui Ngai Ma
Hui Ngai Ma